Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Form 6-K for the six months ended September 30, 2025. This discussion may contain forward-looking statements. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors detailed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

Overview

We are a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our operating entity incorporated in Singapore, iO3 Pte. Ltd. (“iO3 Singapore”) and its newly-formed subsidiary incorporated in Malaysia, iO3 Sdn. Bhd.

We are a leading provider of maritime digital technologies including satellite connectivity and digitalization solutions in Singapore focused on facilitating the maritime industry towards digital transformation. Based on the Frost & Sullivan Report, as of March 31, 2024, we ranked fifth in the Singaporean market based on revenue from the provision of maritime connectivity and digital solutions with a market share of approximately 6.2%. Our company was established to adopt an innovative approach towards the management of solutions accustomed to contemporary needs and drive the digital evolution in the maritime industry.

We generate revenue from our two operating segments: (i) satellite connectivity solution, and (ii) digitalization and other solutions. In the satellite connectivity segment, we offer integrated satellite connectivity solutions through the provision of satellite connectivity services and the sales and/or lease of satellite network equipment and devices for shipboard network management. In the digitalization and other solutions segment, we are involved in designing digital solutions, providing IT support, and providing shipboard support services for IT and OT applications enablement.

Our digitalization platform — “Just A Really Very Intelligent System” (“JARVISS”) — has been specifically designed to support enhanced integrated solutions, asset optimization and delivery of secured critical applications globally. It hosts a fleet of native applications developed by us as well as third party applications, consolidating essential functions such as IoT and vessel management. Our unique platform seamlessly integrates these applications, simplifying maritime operations and fostering unprecedented efficiency and leads us to be the pioneer of integrated maritime connectivity and digital solution providers. In addition to JARVISS, our portfolio of digital solutions encompasses our V.Suite solutions and our new maritime ERP system FRIDAY.

Recent Developments

On April 11, 2025, we completed our initial public offering of 1,650,000 ordinary shares (“Ordinary Shares”) sold at a public offering price of $4.00 per share, or the IPO. The Ordinary Shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-276674), which was declared effective by the SEC on March 31, 2025. Our Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “IOTR” on April 10, 2025.

On April 23, 2025, we incorporated a new wholly owned subsidiary, iO3 Sdn Bhd, in Malaysia. iO3 Sdn. Bhd is wholly owned by our Singapore-based subsidiary, iO3 Pte Ltd. and it is mainly engaged in the business of satellite communications and software.

On July 29, 2025, the Board has approved the iOThree Limited 2025 Equity Incentive Plan (the “Plan”), pursuant to which the Company is authorized to issue up to 641,250 Ordinary Shares, par value $0.0625 per share (on a post-split basis reflecting the reverse share split described below), in the form of incentive share options, non-statutory share options, restricted shares, restricted share units and share appreciation rights to employees, directors, and consultants of the Company or any affiliates of the Company. The Plan will expire ten years from the date of approval.

On October 10, 2025, at the Extraordinary General Meeting of Members of the Company, the Company’s shareholders approved, among others, the Second Amended and Restated Memorandum and Articles of Association, pursuant to which the Company’s share capital has changed to consist of 70,000,000 Ordinary Shares, 9,000,000 Class A shares, and 1,000,000 preferred shares (on a post-split basis reflecting the reverse share split described below). At the meeting, the Company’s shareholders also approved the redesignation of certain issued Ordinary Shares, including 403,435 Ordinary Shares held by All Wealthy International Limited and 1,428,240 Ordinary Shares held by iO3 Strategic Investments Limited (on a post-split basis reflecting the reverse share split described below), as issued Class A shares, on a one-for-one basis. Each Class A share is entitled to 50 votes, compared to one (1) vote per Ordinary Share. Class A shares are convertible into Ordinary Shares at any time at the holder’s option on a 1:1 basis. Except for the differences in voting and conversion rights, the Class A Shares and Ordinary Shares have identical rights and rank equally in all other respects.

On November 6, 2025, the Company announced that its shareholders and Board of Directors approved a one-for-ten reverse share split of the Company’s issued and unissued Ordinary Shares, Class A shares, and preferred shares (the “reverse share split”). The reverse share split became effective on November 10, 2025. Upon effectiveness, every ten Ordinary Shares automatically combined into one Ordinary Share. Outstanding warrants were proportionately adjusted in accordance with their terms. No fractional shares were issued, and any fractional amounts were rounded up to the nearest whole share. Immediately following the reverse share split and as of the date of this report, the Company had approximately 733,347 Ordinary Shares and 1,831,675 Class A shares issued and outstanding. The reverse share split is retroactively reflected in all share and per-share information in the period in which the financial statements are issued.

Factors Affecting Our Performance and Related Trends

We believe that the key factors affecting our performance and financial performance include:

Impact of the overall economic conditions and oil prices

The health of the global economy, particularly fluctuations in oil prices, directly affects shipping volumes and maritime activity. Prolonged economic downturns or volatile fuel prices may lead to reduced demand for our technology solutions as shipping companies seek to cut costs.

Maritime regulations impacting our services and offerings

Maritime regulations that facilitate or limit our ability to provide our offerings impact our financial performance. For example, our operations may benefit from the changes to the regulatory requirements applicable to the shipping and maritime industry including but not limited to stricter requirements adopted by international organizations, such as the International Maritime Organization, or by individual countries or charterers and actions taken by regulatory authorities for safety and environmental compliance. Compliance with such laws, regulations and standards, where applicable, may require installation of new equipment or implementation of operational changes and may create new business opportunities to the Company. On the other hand, these costs could have a material adverse effect on the costs of maintaining our customers’ vessels, which in turn affects their financial ability to subscribe to our services or offerings. In addition, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations of our customers’ vessels, which in turn affects our business operations since the customers would have to cease operating their vessels, hence terminating our services and their subscriptions to our services.

Our ability to expand into other jurisdictions

We intend to expand our business operations in terms of the services and solutions we offer by establishing offices in other Asian countries and the Middle East in order to increase and diversify revenue channels and further engage our customers. As such, we plan to scale up our services in terms of sales and lease of equipment and devices, and solution offerings. Entering new geographic markets requires us to invest in personnel, marketing, and infrastructure, including additional offices and distribution networks. Our international expansion may result in increased costs and is subject to a variety of risks, including low initial brand awareness, local competition, inventory risks and compliance with foreign laws and regulations. While we expect our operating expenses to increase as we continue to expand our business, we expect such expenses to decrease as a percentage of revenue over time as we continue to streamline our business and benefit from economies of scale. We believe that our ability to successfully expand our business operations, both geographically and through our offerings, is paramount to our ability to achieve and maintain long-term profitability.

Impact of fluctuations in costs of revenue

We are sensitive to price movements in equipment for satellite connectivity solutions and digitalization and other solutions. Our material purchases are for electronics equipment and satellite connectivity such as antenna, satellite phone, modem, IP handsets, wireless access points etc. for satellite connectivity solution, and hardware/software components and shipboard equipment for digitalization and other solutions. Prices for these products, along with costs for transportation and delivery, fluctuate with market conditions, and have generally increased over time with inflation. We may be unable to offset the impact of price increases on a timely basis due to outstanding commitments to our customers, and our financial performance could be adversely impacted. A failure by our suppliers to continue to supply us with component parts and equipment for satellite connectivity at reasonable prices could have a material adverse effect on us. To the extent there are material fluctuations in the prices of electronics equipment and satellite connectivity, our margins could be materially adversely impacted.

Chip supply constraints

Chips are integral to our equipment and digital solutions. An on-going shortage of chips could materially affect our operations and business. We may encounter higher prices of electronic equipment such as modems, routers, and antennas, which would significantly increase our cost of sales, thereby affecting our profitability and financial performance. In addition, as satellite connectivity forms a substantial part of our revenues, should the satellite operators increase their bandwidth pricing, it may have a significant impact on our service costs, and hence increase our cost of sales.

Components of Results of Operations

Revenue

Satellite Connectivity Solution

There are two main categories of revenue generated through satellite connectivity solution:

(i)	Subscription income — Monthly subscription fee is charged to customer for the satellite connection service in relating to the airtime, bandwidth subscription plan and value-added service subscribed. The contracts with customers are normally within five years and are generally non-cancellable; and

(ii)	Sales and lease of satellite network equipment and devices.

We sell or lease the satellite network equipment and devices to customers. We provide engineering and installation service to our customers. The revenue generated, inclusive of shipping and handling fees charged to customers, are as below:

(a)	Sales of equipment and devices;

(b)	Sales-type lease of equipment and devices; and

(c)	Operating lease of equipment and devices.

Digitalization and Other Solutions

Our revenue generated from digitalization and other solutions are as below:

(i)	Subscription income from JARVISS digital platform — JARVISS digital platform was launched in early 2022. We provide customers access to the digital platform to help their daily operation management. Monthly subscription fee is charged to the customers based on the number of user access and number of service elements subscribed.

(ii)	Revenue generated from IT support services — Customers specify their IT support requirements in the contracts, which may include purchase of IT equipment, purchase and installation of software in certain IT equipment and devices. We charge customers the equipment cost and service fee. We also provide IT help desk service and technical support and charge customers a monthly fee.

(iii)	Revenue generated from shipboard support services — At the customers’ request, we supply and install shipboard equipment as per customer’s specification. We charge customers the equipment cost, installation fee, shipping and handling fee.

Cost of Revenue

Satellite Connectivity Solution

Our cost of revenue for satellite connectivity solution consists primarily of:

(i)	Costs of satellite subscription services payable to satellite operators in relating to airtime consumed, bandwidth subscription plan, and value-added service subscribed.

(ii)	Costs of satellite network equipment and devices such as antenna, satellite phone, modem, IP handsets, wireless access points, etc.

(iii)	Other costs include staff costs, subcontractor costs, depreciation and shipping and handling costs.

Digitalization and Other Solutions

Our cost of revenue for digitalization and other solutions consists primarily of:

(i)	Costs of IT software and hardware, including network infrastructure related devices, firewalls and security appliances, computer and servers, printer and scanning equipment etc.;

(ii)	Costs of shipboard equipment; and

(iii)	Other costs include staff costs, subcontractor costs, amortization and shipping and handling costs.

Operating Cost and Expenses

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of (i) staff costs of our sales and marketing personnel which include salaries, central provident funds, staff bonus and other employee benefits, (ii) commission to our agents, and (iii) marketing and advertising fee.

General and Administrative Expenses

Our general and administrative expenses consist primarily of wages and salaries, travelling expenses, general office expenses, depreciation expenses, IT expenses, repairs and maintenance and entertainment expenses.

Other Operating (Expenses)/Income, Net

Our other operating income consists primarily of government grants, foreign exchange gains, commission received and others. Our other operating expenses consist primarily of foreign exchange losses and others such as withholding tax for overseas customers.

Finance Income

Our finance income consists of interest income from sales-type lease of satellite network equipment.

Finance Costs

Our finance costs consist primarily of interest expenses relating to finance lease and bank borrowing.

Results of Operations

Comparison of the Six Months Ended September 30, 2025 and 2024

	Six months ended September 30,
	2025			2024			6 Months ended
	Satellite	Digitalization		Satellite	Digitalization		September 30, 2025 vs 2024
	connectivity	and other		connectivity	and other		Changes
	solution	solution	Total	solution	solution	Total	$‘million	%
Revenue
Subscription	$2,315,052	599,396	2,914,448	$2,223,690	206,532	2,430,222	0.5	20.8%
Equipment, device and services	837,853	3,592,050	4,429,903	1,253,059	1,570,472	2,823,531	1.6	57.1%
	3,152,905	4,191,446	7,344,351	3,476,749	1,777,004	5,253,753	2.1	39.6%
Gross profit
Subscription	$727,634	199,489	927,123	$814,972	1,440	816,412
Equipment, device and services	119,503	669,381	788,884	119,896	89,418	209,314
	847,137	868,870	1,716,007	934,868	90,858	1,025,726	0.7	70.0%

Gross profit
Subscription	31.4%	33.3%	31.8%	36.6%	0.7%	33.6%
Equipment, device and services	14.3%	18.6%	17.8%	9.6%	5.7%	7.4%
Overall Gross profit	26.9%	20.7%	23.4%	26.9%	5.1%	19.5%

Revenue

Total revenue increased by approximately $2.1 million or 39.6% from approximately $5.3 million for the six months ended September 30, 2024 to approximately $7.3 million for the six months ended September 30, 2025. The increase in revenue was contributed by customers from Singapore of approximately $2.9 million. The increase was offset by the decrease in contribution from Malaysia of approximately $0.2 million, Israel of approximately $0.2 million, Republic of Marshall Islands of approximately $0.1 million and United States of approximately $0.2 million.

Revenue generated from our satellite connectivity solution decreased by approximately $0.3 million or 8.6% from approximately $3.5 million for the six months ended September 30, 2024 to approximately $3.2 million for the six months ended September 30, 2025, mainly due to the decrease in sales and lease of satellite network equipment, device and services of approximately $0.4 million.

Revenue generated from digitalization and other solutions increased by approximately $2.4 million or 133.3% from approximately $1.8 million for the six months ended September 30, 2024 to approximately $4.2 million for the six months ended September 30, 2025 mainly due to increase in revenue generated from sales of IT equipment and services of approximately $2.0 million.

Gross Profit

The overall gross profit increased by $0.7 million or 70% to $1.7 million for the six months ended September 30, 2025, from $1.0 million for the same period last year. The increase was mainly contributed by the increase in revenue generated from digitalization and other solutions as mentioned above.

The gross profit margin of satellite connectivity solution was approximately 26.9% for the six months ended September 30, 2025, which was consistent with that of the same period last year.

The gross profit margin of digitalization and other solutions increased to 20.7% for the six months ended September 30, 2025, from 5.1% for the same period last year. This was mainly due to the improvement in economic scale as we expand our business.

As a result, the overall gross profit margin increased to approximately 23.4% for the six months ended September 30, 2025, from approximately 19.5% for the same period last year.

Sales and Marketing Expenses

The sales and marketing expenses increased by approximately $0.1 million for the six months ended September 30, 2025 compared to the same period last year. This was mainly due to increase in headcounts.

General and Administrative expenses

The general and administrative expenses increased by $0.8 million to approximately $1.5 million for the six months ended September 30, 2025, from $0.7 million for the same period last year. The increase was mainly due to higher staff costs of approximately $0.2 million resulting from the recruitment of additional employees, and listing company compliance costs of approximately $0.5 million, including directors’ fees, legal fees, investor relations fees, and other related expenses.

(Loss)/Income before Income Taxes

As a result of the foregoing, the loss before income tax for the six months ended September 30, 2025 was approximately $153,000 compared to profit before tax of approximately $31,000 for the same period last year.

Income Tax Credit/(Expense)

We recorded an income taxes credit of approximately $18,000 for the six months ended September 30, 2025 mainly due to the reversal of over provision of income taxes in relating to prior financial years.

Net (Loss)/Income

As a result of the foregoing, the net loss was $135,000 for the six months ended September 30, 2025 compared to net profit of approximately $31,000 for the same period last year.

Liquidity and Capital Resources

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of the date of this report. Our consolidated assets and liabilities, consolidated revenue and net income are the operation results of our subsidiaries in Singapore and Malaysia. Current Singapore regulations permit our Singapore subsidiary to pay dividends to its shareholder, iOThree Limited, our Cayman Islands holding company (“iO3 Cayman”), only out of its accumulated profits, if any, determined in accordance with Singapore accounting standards and regulations. There are no exchange or capital controls under Singapore laws and both residents and non-residents are free to convert Singapore dollars to foreign currencies and/or remit such currencies out of the country. Under current Singapore tax rules, there is no withholding tax imposed on dividends, regardless of whether they are paid to Singapore or foreign shareholders. However, foreign shareholders may be taxed on the receipt of such dividends back in their own home country, which will depend on the tax laws in the respective countries where they are resident. As of September 30, 2025, none of the net assets of our subsidiary in Singapore were restricted net assets. For the six months ended September 30, 2025, iO3 Singapore, our subsidiary in Singapore transferred $78 to iO3 Cayman, our Cayman Islands holding company  .

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. Historically, we have financed our operations primarily through cash generated by operations and bank borrowing. Other than bank borrowing, the Company has no other debt instruments.

As at September 30, 2025, our working capital was approximately $1.6 million, our cash and cash equivalents amounted to approximately $0.8 million, our current assets were approximately $5.4 million, and our current liabilities were approximately $3.8 million.

Based on our current operating plan, we believe that our existing cash and cash equivalents and anticipated cash generated from operating activities will be sufficient to meet our anticipated working capital and capital expenditures for at least the next 12 months. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, our introduction of new solutions, and expansion of our business operation. To the extent that our cash and cash equivalents, and cash flow from operating activities are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements, or public or private equity or debt financings. We also may need to raise additional funds in the event we decide in the future to acquire businesses, technologies and products that will complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or equity or debt financing on terms acceptable to us or at all.

Cash Flows

As of September 30, 2025, cash and cash equivalents increased to $0.8 million, from $0.4 million as of March 31, 2025.

Net cash used in operating activities was $2.9 million for the six months ended September 30, 2025, compared to $0.1 million for the same period of last year.

Net cash used in investing activities was $0.4 million for the six months ended September 30, 2025, compared to net cash provided by investing activities of $0.3 million for the same period of last year.

Net cash provided by financing activities increased to $3.7 million for the six months ended September 30, 2025, compared to net cash used in financing activities of $0.2 million for the same period of last year.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2025.

Capital Expenditures

For the six months ended September 30, 2025, we had capital expenditures of approximately $0.4 million. Our capital expenditures were mainly used for the purchase of property, equipment and intangible assets.

Contractual Obligations

As of September 30, 2025, the Company has no material commitments or contingencies.